Exhibit 99.1

ENTRÉE RESOURCES ANNOUNCES 2020 AGM RESULTS

Vancouver, B.C., April 30, 2020 – Entrée Resources Ltd. (TSX:ETG; OTCQB:ERLFF – the “Company” or “Entrée”) is pleased to announce the results of voting at its annual general meeting of shareholders which was held today in Vancouver, British Columbia (the “Meeting”). All matters submitted to shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, both dated March 26, 2020, were approved by the requisite majority of votes cast at the Meeting.

NUMBER OF DIRECTORS

Shareholders approved setting the number of directors at six.

ELECTION OF DIRECTORS

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Mark Bailey	75,674,070	97.55	1,897,800	2.45
Alan Edwards	75,760,249	97.66	1,811,621	2.34
James Harris	75,673,482	97.55	1,898,388	2.45
Michael Price	75,900,174	97.84	1,671,696	2.16
Stephen Scott	76,037,643	98.02	1,534,227	1.98
Anna Stylianides	76,064,407	98.06	1,507,463	1.94

APPOINTMENT OF AUDITORS

Davidson & Company LLP, Chartered Professional Accountants was re-appointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

STOCK OPTION PLAN

Shareholders approved amendments to and the renewal of the Company’s Stock Option Plan.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com